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                              October 13, 2022

       Adi Zuloff-Shani
       Chief Executive Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia V6H1A5

                                                        Re: Clearmind Medicine
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed October 6,
2022
                                                            File No. 333-265900

       Dear Adi Zuloff-Shani:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

       Amendment No. 3 to Form F-1 filed on October 6, 2022

       Capitalization, page 72

   1. You indicated on page 10 that the midpoint of the Company's IPO price range is $7 per share. We further note
you disclosed in the capitalization table and the dilution table on page 72 and page 74,
respectively, that $6 per share is the midpoint of the price range.
                                                        Please revise to
reconcile the discrepancies.
       Dilution, page 73

   2. Please exclude the intangible assets from your historical net tangible book value and per share calculation.
 Adi Zuloff-Shani
Clearmind Medicine Inc.
October 13, 2022
Page 2
Description of Share Capital, page 125

3. As previously requested, please explain to us the reasons for any difference between recent valuation of your common shares leading up to the planned initial public offering and the mid-point of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuance including stock compensation.
Consolidated Financial Statements, page F-4

4. As previously requested, please reflect the 1:30 reverse stock split retroactively as of and for your fiscal year ended October 31, 2021.
Notes to the Condensed Interim Consolidated Financial Statements
8. Lease Liabilities, page F-35

5. We note you entered into a lease agreement in the third quarter of fiscal year 2021, but there was no right of use asset or related lease liability recognized as of October 31, 2021.
      Please clarify and tell us when you adopted ASC 842, Leases.
        You may contact Christie Wong at (202) 551-3684 or Mary Mast at (202) 551-3613
if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Joe McCann at
(202) 551-
6262 with any other questions.



                                                             Sincerely,
FirstName LastNameAdi Zuloff-Shani
                                                             Division of
Corporation Finance
Comapany NameClearmind Medicine Inc.
                                                             Office of Life
Sciences
October 13, 2022 Page 2
cc:       David Huberman, Esq.
FirstName LastName